Filed by Banco Santander Central Hispano, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-12518
Date: May 29, 2007
On May 29, 2007, Santander made the following presentation to analysts:
Acquisition of ABN AMRO businesses by Santander: A perfect strategic fit and a strong financial case Alfredo Sáenz Santander Group CEO 29th May2007

2 Important Information In connection with the proposed Offer, RBS expects to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Capitalised terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Press Release issued by Fortis, RBS and Santander on 29 May (the “Press Release”). Forward-Looking Statements This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. Other Information Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority (the “FSA”), is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will no t be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer. Fortis Bank SA/NV, which is authorised and regulated in Belgium by the Compagnie Bancaire Financière et des Assurances, Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the FSA and Fox-Pitt, Kelton Ltd, which is authorised and regulated in the United Kingdom by the FSA are acting as financial advisers to Fortis. Fortis Bank SA/NV, Greenhill & Co. International LLP and Fox-Pitt, Kelton Ltd are acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis for providing the protections afforded to their respective customers nor for providing advice to any other person in relation to the proposed Offer. Fortis Bank SA/NV and Greenhill & Co. International LLP are acting as financial adviser in connection with the transaction and Fox-Pitt, Kelton Ltd is acting as financial adviser in connection with the financing of the transaction. The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer. Santander Investment, S.A., which is authorised and regulated in Spain by the Banco de España and the Comisión Nacional del Mercado de Valores, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Santander Investment, S.A. nor for providing advice to any other person in relation to the proposed Offer. NIBC Bank N.V., which is authorised and regulated in the Netherlands by the AFM and DNB, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of NIBC Bank N.V. nor for providing advice to any other person in relation to the proposed Offer. Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

3 Agenda Introduction — Structure of the deal Strategic rationale of the deal for Santander — Brazil — Italy — Interbank and DMC (Dutch Consumer Finance) Financial rationale of the deal for Santander Summary and conclusions

4 Offer Rationale ABN AMRO Challenges... ...Which the Banks Can Meet Comprehensive strategic fit with Good businesses and customer ABN AMRO across its activities franchises in attractive markets
Widely spread across many Extensive knowledge of ABN products and geographies AMRO’s major markets Organisational complexity Proven records of integrating large scale acquisitions and Acknowledged need for partner growing their own businesses Substantial value creation for all shareholders Significant benefits for customers and employees

5 Proposed Offer Terms €30.40 in cash plus 0.844 New RBS Shares for each ABN AMRO Share(1)
Total of €38.40(2) per ABN AMRO Share, a 13.7% premium(3) to the value of Barclays proposed offer Proposed Offer approximately 79% in cash Proposed Offer values ABN AMRO at €71.1bn(4) Capital raisings fully underwritten; no financing conditions (1) Including €1.00 in cash to be retained by the Banks pending resolution of the LaSalle Situation (2) Based on RBS share price of 642.5p at close of business on 25 May 2007 (3) Based on the price of Barclays ordinary shares of 712.5p at the close of business on 24 April 2007, the day before the Banks first announced details of their proposals including a price indication, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007 (4) Based on undiluted number of shares, as set out in Appendix IV of the Press Release

6 Allocation of Businesses ·Fortis BU Netherlands (excluding former Dutch wholesale clients, Interbank and DMC Consumer Finance) BU Private Clients globally BU Asset Management globally ·RBS BU North America including LaSalle BU Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil) BU Asia (excluding Saudi Hollandi) BU Europe (excluding Antonveneta) ·Santander BU Latin America (excluding wholesale clients outside Brazil) Antonveneta Interbank and DMC Consumer Finance ·Shared Assets Private equity portfolio, stakes in Capitalia and Saudi Hollandi, and Prime Bank Head Office and central functions

7 Share of Consideration Payable Share of Profit Consideration(1) Consideration Before Tax(2) Fortis €24.0bn 33.8% €1.68bn RBS €27.2bn 38.3% €1.72bn Santander €19.9bn 27.9% €1.55bn Total €71.1bn 100.0% €4.95bn (1) Share of consideration including consideration for shared assets, as set out in Section 2 of the Press Release, and on undiluted number of shares, as set out in Appendix IV of the Press Release (2) Excludes €0.05 billion of profit before tax relating to central functions and shared assets. These estimates are based on the 2006 Annual Report & Accounts of ABN AMRO adjusted for certain restructuring costs and other one-off or non-recurring items and on the estimates of the Banks. As the reorganisation of the ABN AMRO Group as set out above does not correspond precisely to the Business Unit definitions in ABN AMRO’s 2006 Annual Report & Accounts, these estimates are not audited and may not be accurate. Further details on the calculation of these figures are set out in Appendix IV of the Press Release

8 Agenda Introduction — Structure of the deal Strategic rationale of the deal for Santander — Brazil — Italy — Interbank and DMC (Dutch Consumer Finance) Financial rationale of the deal Summary and conclusions

9 This deal has a clear strategic and financial fit for Santander Strategic Fit Financial Fit We are purchasing assets: QIn markets we know well The deal meets our financial (Brazil, Italy) criteria*: Q... where we can create value: QPositive EPS impact from year 1 — “In-market” synergies in Brazil — Minimising share issuance — Potential for Improvement in Italy: — Selling non core assets to buy core (implementation of SAN IT system, banking business efficiency, retail banking model...) QROI above cost of capital by Q... with a low execution risk year 2 — At an aggregate level — Business by business, based on .... and which fit well into our value assigned global structure (*) Positive EPS impact year 3 ROI above cost of capital year 3

10 The acquired businesses fit very well into our group structure and will benefit from our retail business model, our global IT/operation model and from our global Business units Integrated global model IT/ Operations integrated model Commercial Commercial Commercial Commercial Commercial Commercial Commercial Banking Banking Banking Banking Banking Banking Banking UK Spain Portugal Italy Brazil Mexico Chile Wholesale Banking Consumer Finance Cards Asset Management / Insurance Private Banking ...

11 Agenda Q Introduction — Structure of the deal QStrategic rationale of the deal for Santander — Brazil — Italy — Interbank and DMC (Dutch Consumer Finance) Q Financial rationale of the deal for Santander Q Summary and conclusions

12 Building the best bank in Brazil Q Brazil is an attractive market Q The deal would create a leading bank in Brazil — Third bank in terms of network and loans; second bank in terms of customer deposits — This will translate into a qualitative leap in key segments Q Excellent fit with our existing businesses — Geographic complementarity: Both banks create a powerhouse in the South/South East of the country (the economic hub of Brazil). — Business complementarity: Real stronger in mass market, small businesses, while Santander Banespa is stronger in affluent segments and business banking Q Value creation potential through in-market synergies — Integration of head offices, central functions; optimisation of distribution networks — Santander Banespa has a scalable IT system, which can easily absorb Real’s business volume, with very limited additional investment Q ... with low execution risk — Santander has extensive experience in integrating banks in the region; specifically in Brazil

13 Strategic rationale: Brazil Brazil is a very attractive market, with significant growth potential, entering a banking “sweet spot” The deal would create a leading bank in Brazil, a solid position in the “Top 3/4” Excellent fit within Brazil Significant in-market synergies ... ... with low execution risk

14 Brazil: a virtuous circle out of policy improvement and commodity prices leads to the development of local capital markets; on track for an investment grade rating Increased confidence Q Reliance on domestic saving — ... out of necessity Brazil enjoys... QDebt issuance Q Current account surplus Q Primary Fiscal surplus — Local denominated Q Floating exchange rates — Long term maturities — competitive adjustments if — Fixed rates required — Long yield curve Q Independent monetary policy — Sucessful fight against inflation

15 Brazil has a lot of banking potential compared to other developing countries ... Lower penetration ratios than other BRIC countries Developed Brazil Other BRIC Countries Loans / GDP 32% 58% 139% Deposits / GDP 30% 79% 97% Mortgages / GDP 2% 5% 61% Insurance 3% 3% 10% Premiums / GDP Source: Merrill Lynch Research Note: Other BRIC includes Russia, India and China and developed countries include the US, the UK, Japan and Germany Based on non-weighted averages

16 .... and this results into very attractive growth rates of banking volumes Source: Central Bank Brazil

17 Strategic rationale: Brazil Brazil is a very attractive market, with significant growth potential, entering a banking “sweet spot” The deal would create a leading bank in Brazil, a solid position in the “Top 3/4” Excellent fit within Brazil Significant in-market synergies ... ... with low execution risk

18 The new bank would become the 3rd franchise in terms of distribution network ... Branches & PABs 2006 5.205 Opened in 2006 4.064 3.972 129 3.383 1.946 1.897 1.392 1.256 898 BB Bradesco ABN+SAN ITAÚ ABN Real SAN HSBC Unib N. Caixa

19 .... third franchise in terms of total loans ... Loans Market Share 2006 20,0% 14,4% 13,1% 11,3% 7,4% 6,8% 5,6% 3,8% 1,1% BB Bradesco ABN+SAN ITAÚ ABN Real Unib SAN HSBC N. Caixa

20 .... second in terms of deposits ... Deposits Market Share 2006 20,3% 11,2% 10,7% 7,1% 7,1% 4,1% BB SAN+ABN Bradesco ITAU ABN SAN

21 .... and fourth franchise by total revenues 2006 Total revenues (U$ bn) 12,4 ... in summary, the first foreign bank able to compete with the top 10,9 10,5 3 Brazilian giants in equal terms 10,2 5,7 5,4 4,5 3,6 B Brazil Itau Bradesco SAN + ABN ABN Unibanco SAN HSBC

22 .... but still below the profit generation levels of peers...(even after assumed synergies) Consensus- net profit 2010 (U$m) 6.000 5.271 5.162 5.000 4.000 3.781 766 Synergies 3.000 2.000 Real 3.015 1.000 SAN - Itau Bradesco SAN + Real Potential to capture the enhanced profitability associated with scale in Brazil

23 Strategic rationale: Brazil Brazil is a very attractive market, with significant growth potential, entering a banking “sweet spot” The deal would create a leading bank in Brazil, a solid position in the “Top 3/4” Excellent fit within Brazil Significant in-market synergies ... ... with low execution risk

24 Excellent geographical fit within Brazil... both banks create a power force in the core economic hub of Brazil % of Market Market Combined national share- share- market GDP SAN ABN share Sao Paulo 34% 13% 7% 20% Rio de Janeiro 13% 3% 10% 13% Excellent Minas Gerais 10% 2% 7% 9% complementarity in key states Rio Grande do Sul 8% 8% 2% 11% Subtotal- “top 4” 64% 9% 7% 16% Brazil- total 100% 6% 6% 12% Banespa: stronger in Sao Paulo state Real: strong in Sao Paulo city, Rio, main cities, Northeast .... which should translate into limited customer attrition

25 .... as well as an excellent product markets fit SAN Banespa: stronger in the affluent ABN Real: stronger in mass market + segments + corporate banking small companies Large Mortgages Mortgages corporates 3% 4% Large 8% corporates Consumer Corporates 24% lending + Consumer 19% lending + cards cards 34% 44% SMEs Corporates SMEs 25% 32% 7%

26 Strategic rationale: Brazil Brazil is a very attractive market, with significant growth potential, entering a banking “sweet spot” The deal would create a leading bank in Brazil, a solid position in the “Top 3/4” Excellent fit within Brazil Significant in-market synergies ... ... with low execution risk

27 We have structured a plan composed of five initiatives, starting with a cost rationalization program Phase 1: Cost Reduction Phase 2: Integration I Phase 3: Integration II 1 Efficiency best practices 2 IT Integration 3 Operations Integration 4 Head office/central function Integration 5 Full Merger / networks

28 In terms of ordinary efficiency best practices, Real has significant potential to improve administrative expenses Percentage, 2006 Difference Cost over volume (%)* 4,19 0,46 3,73 The first step would be to General and 2,24 0,39 bring Real to administrative 1,85 Santander expenses Banespa’s standalone efficiency level Personnel 1,96 1,88 0,08 expenses Banespa Real (*) Includes loans, deposits and off-balance funds

29 Santander foresees a limited employment reduction as a result of the integration of both Santander Banespa and Real Q In managing the integration process we envisage following these principles: — Whatever initial employment reduction is required, it will be managed through socially friendly programs including: Early retirement programmes Incentivized and agreed lay offs with required economic compensation — We envisage that most of the employment adjustment is likely to be absorbed by the high turnover ratios prevailing in Brazil (close to 20% of employees turn over every year) — We also see a strong investment in people and in infrastructure to capture the business growth potential of the Brazilian economy.

30 Revenue Synergies; we are assuming conservative revenue synergies (EUR 110 m ; less than 2% of the combined revenue base) 1 Leap forward in Q Cash management / cash handling businesses Q Full service for corporate customers dependent on distribution reach Q Payroll-related agreements and scale Q Increased convenience for retail and corporate customers 2 Santander: stronger in affluent banking, corporate banking sharing best Q practices Q ABN Real: stronger in mass market, SME banking 3 Asset management Q Synergies with SAN’s global units Q Insurance Q Credit cards

31 These initiatives will allow to capture > EUR 800 million in pre-tax synergies EUR Million 110 810 135 70 40 150 305 1 Cost 2 IT 3 Ops 4 Head 5 Merger 6 Revenues Total reduction Integration Integration Office synergies Real integration

32 These synergies would bring the new bank closer to “best practice” standards in Brazil ... In terms of profitability ... ... as well as efficiency Net profit per Branch (EUR thousands) 59% Cost/Income Ratio 1.300 Itau 55% 1.100 SAN+ABN Bradesco 51% standalone 900 SAN+ABN 47% SAN+ABN inc 700 inc synergies synergies 43% Bradesco 500 SAN+ABN standalone 300 39% ITAU 2006 2007 2008 2009 2010 2006 2007 2008 2009 2010 ·... but there is still room for improvement (synergies are conservative) Note 1: ratios based on consensus estimates Note 2: assumes stable number of branches for all banks

33 Strategic rationale: Brazil Brazil is a very attractive market, with significant growth potential, entering a banking “sweet spot” The deal would create a leading bank in Brazil, a solid position in the “Top 3/4” Excellent fit within Brazil Significant in-market synergies ... .... with low execution risk

34 Santander’s has a strong integration track record in Brazil Track Record in Brazil 1997 Banco Geral do Comercio 1998 Banco Noroeste 2000 CF Meridional 2000 Banespa We are ready to integrate Real: In Brazil, we now have a single, multi-bank and scalable IT platform

35 We have executed several integrations in Latin America over the past decade- e.g., integration of two banks in Mexico and in Chile 2000: acquisition 2005: full merger of Serfin between Serfin and SAN Mexicano 2002: becomes effective 60% single brand: Santander 55% Serfin 50% C/I Mexico 2004: implementation of Altair 45% completed 2001: implementation of 40% Altair (IT platform) in Serfin starts 35% 1999 2000 2001 2002 2003 2004 pre 2004 2005 2006 Q1 07 NICs NICs In Mexico, the combination of in-market synergies (from the integration of Santander Mexicano and Serfin), along with strong business growth, has allowed us to achieve a significant reduction in our efficiency ratio

36 Agenda Q Introduction — Structure of the deal QStrategic rationale of the deal for Santander — Brazil — Italy — Interbank and DMC (Dutch Consumer Finance) Q Financial rationale of the deal for Santander Q Summary and conclusions

37 Italy: An attractive franchise in a market where SAN can add a lot of value Italy is a very attractive market — Attractive returns — Underdeveloped in some areas (mortgages, consumer lending) — Potential to improve operational efficiency Antonveneta is an attractive franchise — Seventh largest bank in Italy; sixth largest in the North by branch network* — Strong customer franchise; critical mass in core regions — A great platform from which to grow We can add significant value to Antonveneta — Apply our expertise in areas such as mortgages or retail mutual funds — Implement our IT system (Partenon) — Leverage our global businesses (cards, insurance...) (*) After recently announced M&A transactions

38

Italy is an attractive market with significant growth potential: A market we know well…

Banco Santander presence in Italy since 1995:
(stake in Gruppo Bancario San Paolo, since its privatisation)

1995	2001-2002	2004-2005	2006
Stake in San Paolo			
San Paolo	**Strategic Alliance with San Paolo in the Italian Market**	**Increase Direct Presence in Italian Consumer Finance Market**	**Private Banking**
Acquisition stake in Gruppo Bancario San Paolo in the privatisation	Consumer Finance: 50%-50% Finconsumo Asset Management: AllFunds Bank (50%-50%)	Acquisition 50% Finconsumo from San Paolo (100% ownership) Acquisition 100% Unifin	Acquisition 100% KBL Fumagalli Soldan

Santander 150 AÑOS

39 A banking market with a lot of potential... Still trailing other major European High margin and growth potential countries for consumer credit 05-11 Expected 3.0% 1.2% 2.7%1.6% Increased Bps Penetration 18.0% 570 600 146% 16.0% 500 14.0% 110% 350 101% 12.0% 400 16% 10.0% 290 300 8.0% 11% 6.0% 200 45% 8% 4.0% 7% 150 140 100 2.0% 5% 0.0% 0 Italy Spain France Germany UK Loans / GDP Deposits / GDP Italy Comparable Countries As % of GDP Margin Source: EIU Note: Comparable countries includes Spain, France, Belgium, Source: ASSOFIN, IMF, Mercer Oliver Wyman Netherlands and the United Kingdom

40 ATV is an attractive regional franchise: An opportunity to acquire a strong regional position in the Northeast of Italy Leading position in Sixth franchise in Veneto & Friuli the North of Italy ....and an Strong excellent regional platform from which positions... to grow organically

41 Antonveneta is the seventh banking group in Italy by distribution network (the fifth in the North) 0 1.000 2.000 3.000 4.000 5.000 6.000 Intesa SanPaolo UCI-Capitalia Pro forma Banco Popolare UBI Banca BPER-BPM Pro forma MPS ATV BNL North Center-South

42 Antonveneta has a leading position in Veneto and Friuli and good starting points in other key regions... Loans ... ... and deposits Loans Market Share Deposits Market Share Veneto 6,95% Veneto 8,90% Friuli V. Giulia4,29% Friuli V. Giulia 6,75% Lazio 2,10% Lazio 2,35% Emilia Romagna 1,88% Emilia Romagna 1,74% Good starting Lombardia 1,18% points in key Piemonte 1,26% markets Piemonte 0,98% Lombardia 1,10% 0% 2% 4% 6% 8% 0% 2% 4% 6% 8% 10%

43 We can add significant value to ATV (Costs): General and administration expenses in Antonveneta are significantly higher than in Santander’s banks in Europe Costs as % of revenues- 2006 53,6% Amortization 2,7 47,1% 47,4% 42,2% 5,8 5,8 General and administrative 21,8 5,6 expenses 10,0 14,9 9,0 Personnel expenses 29,0 31,3 27,6 26,7 Antonveneta Santander Banesto Totta Note: Revenues and costs exclude one-off items

44 Specific and actionable cost saving initiatives... 1 Q IT & OPS rationalization: banking operation rationalization, communication rationalization, revisiting outsourcing contracts, non critical current project cancellation, etc.. Ordinary cost reduction Q Integral management of contracts Antonveneta Q Channel structure optimization (branches, contact centers) Q Marketing and product rationalization and simplification Q Head Count optimization if required 2 Q Implementation of Partenon IT consolidation Q Data processing centre consolidation Q Server consolidation 3 Support Q Back-office functions and IT services outsourced in Group global functions Q Integration of purchasing activities centralization Q Partial consolidation of other support functions (i.e. HR and finance)

45 Initiatives in general and administrative expenses in Antonveneta can lead to savings worth EUR 150 m Percentage, 2006 Moving ATV to an EUR 150 mn efficiency level in line with Cost Synergies other banks in SAN group 53,6% Amortization2,7 47,1% 47,4% 46,5% 2,7 42,2% 5,8 5,8 General and administrative 21,8 5,6 16,6 10,0 expenses 14,9 9,0 Personnel 29,0 31,3 expenses 27,5 27,6 26,7 Antonveneta Antonveneta Santander Banesto Totta (Proforma, Post-synergies)

46 We can add significant value to ATV (Revenues): Potential to improve commercial performance: three main levers Improve commercial Q Lending to households performance in areas in — Mortgages which ATV is “punching — Consumer lending below its weight” Mutual Funds Q Cards Q Insurance Potential to leverage Q Asset management Santander’s global units Q Private clients Q Consumer lending Q Santander has substantial experience in branch Potential to expand its expansion... without losing control of the cost franchise base

47 Improve commercial performance in areas in which Antonveneta is “punching below its weight” 1,00% 1,50% 2,00% 2,50% 3,00% Branches Employees Two focus areas: Total customer loans Mortgages QLending to households ... Consumer credit Q... and mutual Total customer deposits funds Off balance sheet funds Managed funds

48 Potential to leverage Santander’s global units Q Potential to increase cross-selling of credit cards to Antonveneta’s customers Cards Q Use Antonveneta as a platform to launch the distribution of cards through third parties Q Improve cross selling of credit-related insurance products Insurance Q Develop high value added insurance products to attack the savings market Global Wholesale Q Develop a treasury / derivative-based offer for SME Banking customers

49 Branch expansion potential: Antonveneta provides a good base to expand in other regional markets with the Santander cost efficient model... In “mature” markets, we expand our distribution networks (“expand the front”)... without losing control of of the Italian QThe consolidation our cost base banking system offers a unique Nominal Actual Number of opportunity to gain market cost cost branches share through branch expansion QWe have substantial branch opening expertise- in Spain, SAN Retail +2.0% -0.7% +6% Portugal and Latin America Banesto +4.2% +1.5% +8% QOur model is to reduce costs in the back to invest in the front / distribution networks Portugal* +4.3% +1.8% +5% (*)Costs performance excluding one-off in Q4’06 due to branches’ re-branding

50 Summary of value creation potential in Antonveneta 60 210 150 1 Cost Synergies 2 Revenue Synergies Total Synergies Note: excludes impact of potential branch expansion

51 These synergies would bring Antonveneta closer to “best practice” standards in Italy... In terms of profitability ... ... as well as efficiency 60% Cost/Income Ratio Net profit per Branch (EUR thousands) ATV stand 1.200alone 55% Intesa SPI ATV 1.000 inc Capitalia 50% syner gies 800 Capita BPVN BPI lia 45% 600 ATV inc BPVN synergies BPI 400 40% ATV standalone Intesa 200 35% SPI 2006 2007 2008 2009 2010 2006 2007 2008 2009 2010 .... but there is still room for improvement Note 1: ratios based on consensus estimates Note 2: assumes stable number of branches for all banks

52 Agenda Q Introduction — Structure of the deal QStrategic rationale of the deal for Santander — Brazil — Italy — Interbank and DMC (Dutch Consumer Finance) Q Financial rationale of the deal for Santander Q Summary and conclusions

53 Strategic and financial rationale: Interbank provides critical mass to Santander consumer finance operation in Netherlands Q Interbank is the largest independent consumer Interbank & DMC finance provider in the Netherlands: 11,8% market are attractive share, +1,3% in the last two years (EUR 2 bn portfolio) franchises ... Q DMC #3 intermediary in the Dutch market Good fit with SCF Q Complementary business with SCF NL and potential to Q Improve business model and cross-selling improve Potential to improve cost and synergies with SCF NL Q We are confident we can achieve EUR 10 m in synergies (EUR 5 m cost and EUR 5 m in revenue synergies)

54 Agenda Q Introduction — Structure of the deal Q Strategic rationale of the deal for Santander — Brazil — Italy — Interbank and DMC (Dutch Consumer Finance) Q Financial rationale of the deal for Santander Q Summary and conclusions

Summary of synergies: our goal is to reach EUR 1.030m 55 synergies (EUR 855m in cost synergies and EUR 175m in revenue synergies) Amount (€m) % of Total Rationale In-market synergies Integration of back office structures, migration to Brazil 700 110 79% common IT platform Optimisation of distribution networks Synergies: 32% of 06 proforma costs, 3% of revenues Apply Santander retail banking model Implementation of Partenon IT systems 150 60 Italy 20% Take full advantage of growth opportunities (mortgages, cons, finance) Synergies: 13% of 06 proforma costs, 3% of revenues Integration into the Santander Consumer structure Consumer 5 5 Focus on franchise growth 1% Finance Synergies: 11% of 06 proforma costs (estimated) and 6% of revenues Total 855 175 100% Cost synergies Revenue synergies

56 Financing: Reducing rights issue needs to the minimum EUR bn Total Consideration 71.1 Share or Santander 19.8 5 Total “balance sheet optimisation” 10.2 Of which increased leverage, securitisations 8.7 Of which asset sales (industrial portfolio+real 1.9 estate) Of which other (includes one -off charges) -0.4 Rights Issue + Mandatory convertible 9.7 Total 19.85% “Balance sheet optimisation” 51% % Rights Issue + Mandatory convertible 49% Balance sheet optimization includes sales of industrial stakes and other assets, increased leverage (target core Tier 1: 5.3%), accelerated securitization / loan sales programme. This figure is net of restructuring / other charges.

57 This deal meets our financial criteria EPS accretion year 1 ROI > cost of capital within two years Value Cost Revenue Expected (€m) AllocationSynergies Synergies 2010 ROI Total 19,855 Of which Stake in Shared Assets 1,005 (1) n/a Total Acquired Businesses 18,850 855 175 >12.5%(2) LatAm 12,000 700 110 >13.5% Antonveneta 6,640 150 60 >10.5%(2) Interbank & DMC Consumer Finance 210 5 5 >12.0% EPS impact: +1% in 2008; + 4% in 2009; + 5% in 2010 Funding: impacts assume 51% through internal capital generation (leverage + disposals), 49% through mandatory convertible and rights issue (1) Assumes total value of shared assets: EUR 3.6bn (2) (Valuation + NPV of intangible amortisation) / net income

58 Brazil: The acquisition covers our cost of equity by 2009 2006 2007 2008 2009 2010 (€m) Value allocation 12,000 Expected standalone earnings 648 724 819 900-950 1,000-1,050 Cost synergies (pretax) 280 525 700 Revenue synergies (pretax) 39 83 110 Expected earnings inc synergies 1,042 > 1.3bn > 1.6bn Expected ROI 8.7% > 11% > 13.5% We have chosen to be conservative when estimating the revenue synergies / incremental growth opportunities

Brazil: the valuation is in line with market valuations, in 59 terms earnings multiple and franchise value Brazilian Banking Sector P/E- 2007e(1) Market Cap/Branch(2) 10.9 10.7 Average 8.8 16.6x Average 8.9 13x 14.6x 13.8x 12.2x 11.4x 6.2 9.3x 4.6 Banco Bradesco Itau Unibanco Banco Banco Bradesco Itau Unibanco Banco Real Banco Real do Real do Brasil (€12bn) Proforma Brasil (€12bn) (100% Syn,) Source: FactSet prices as at 25 May 2007 (1) Based on valuation for Banco Real of €12.0bn; P/E proforma calculated assuming net income including fully-phased synergies of €1,291m; Banco Real multiples not included in average (2) Includes PABs

60 Italy: The acquisition covers our cost of equity by 2009 2006 2007 2008 2009 2010 (€m) Value allocation 6,640 Expected standalone earnings 413 447 533 575-600 625-650 Cost synergies (pretax) 60 113 150 Revenue synergies (pretax) 21 45 60 Expected earnings inc synergies 590 675-700 775-800 Expected ROI 8.0% > 9.5% > 10.5% (1) (1) Valuation + NPV of intangible amortisation) / net income

61 Italy: the valuation is in line with market valuations, in terms of earnings multiple, as well as franchise value P/E- 2007e(1) Market Cap/Branches(2) 17.4x 10.4 In €m 10.2 16.5x Average 14.8X Average 14.8x 14.9x 8.5 8.5 8.5 14.2x 13.5x 13.7x 13.3x 7.9 7.0 11.2x 6.7 6.3 Intesa Capitalia Banco MPS UBI BPM Credem ATV ATV Intesa Capitalia Banco MPS UBI BPM Credem ATV Sanpaolo Popolare Banca (€6.64bn) Proforma Sanpaolo Popolare Banca (€6.64bn) (100% Syn.) Source: FactSet prices as at 25 May 2007; companies; (1) Based on valuation for Antonveneta of €6.64bn; P/E proforma calculated assuming net income including fully-phased synergies of €594m; Antonveneta multiples not included in average (2) Branches in Italy except for Intesa Sanpaolo (total number of branches)

62 Summary — Transaction Financials Consideration for ABN AMRO Businesses €18.8bn (excluding the value of shared businesses) < 16 times consensus 2007 earnings for ABN AMRO Businesses(1) < 10 times consensus 2007 earnings + full post-tax benefits(2) Financing: 51% balance sheet optimisation (including asset sales), 49% rights issue + mandatory convertible Core Tier 1 ratio of 5.3% after anticipated completion (expected end 2007) Estimated Return on Investment above 10.5% in 2009; above 12.5% in 2010(3) Estimated Accretion to Group earnings 5% in 2010, with full synergies (1) Value of ABN Businesses / consensus 2007 cash earnings (excluding amortisation of intangibles). Assumes Interbank and DMC Consumer Finance net profit: €15m (2) Value of ABN Businesses / consensus 2007 cash earnings (excluding amortisation of intangibles) + full after tax synergies (3) Expected 2010 earnings (including synergies) divided by consideration of ABN AMRO Businesses plus NPV of amortisation of Antonveneta acquired intangibles

63 Agenda Q Introduction — Structure of the deal Q Strategic rationale of the deal for Santander — Brazil — Italy — Interbank (Dutch Consumer Finance) Q Financial rationale of the deal for Santander Q Summary and conclusions

64 Conclusions •A deal with a solid strategic logic: Markets we know well In which we can generate value — Improve efficiency — Create stronger units — Grow the business ·The deal meets our financial criteria EPS accretive at Group level: +5% by 2010 ROI will exceed our cost of equity by year 3 Overall, this deal constitutes an excellent opportunity for SAN shareholders, ABN shareholders, as well as employees and customers of the new Group